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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Transworld Healthcare, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   894081 10 8
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                                 (CUSIP Number)

                                Timothy M. Aitken
                Chairman of the Board and Chief Executive Officer
                           Transworld Healthcare, Inc.
                               555 Madison Avenue
                            New York, New York 10022
                                 (212) 750-0064
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 2002
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                                  Page 1 of 10


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CUSIP No. 894081 10 8

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          1.       NAMES OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Timothy M. Aitken

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          2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [ ]

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           3.      SEC USE ONLY

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           4.      SOURCE OF FUNDS

                   PF, OO

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           5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
                   PURSUANT TO ITEMS 2(d) or 2(e)

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           6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United Kingdom

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                         7.         SOLE VOTING POWER
NUMBER OF
SHARES                              1,549,258
BENEFICIALLY
OWNED BY               ---------------------------------------------------------
EACH                     8.         SHARED VOTING POWER
REPORTING
PERSON WITH                         0

                       ---------------------------------------------------------
                         9.         SOLE DISPOSITIVE POWER

                                    1,549,258

                       ---------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    0

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            11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      1,549,258

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            12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
                      CERTAIN SHARES

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            13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.0%
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            14.       TYPE OF REPORTING PERSON

                      IN

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                                  Page 2 of 10
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Item 1. Security and Issuer

         The title of the class of equity securities to which this statement on
Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Transworld Healthcare, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 555 Madison Avenue, New York, New York 10022.

Item 2. Identity and Background

         (a-c) This statement is being filed by Timothy M. Aitken. Mr. Aitken is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Aitken's business address is c/o Transworld Healthcare, Inc., 555 Madison Avenue, New York, New York 10022.

         (d-e) During the last five years, Mr. Aitken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or as a result of which he has been found to be in violation of federal or state securities laws.

         (f) Mr. Aitken is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

         Mr. Aitken may be deemed to own an aggregate of 1,549,258 shares of Common Stock, determined as follows:

         (a) Mr. Aitken acquired 20,000 shares of Common Stock in four open-market purchases in July 1998;

         (b) Mr. Aitken is the holder of options granted to him on January 15, 1997, September 16, 1998 and December 6, 2000 pursuant to the Company's stock option plans granting him the right to purchase an aggregate of 845,000 shares of Common Stock (all of such options have vested and are currently exercisable); and

         (c) On April 22, 2002, Mr. Aitken was issued 684,258 shares of Common Stock (the "Bonus Shares") as a bonus as compensation for services rendered to the Company.

         Mr. Aitken used personal funds to make the open-market purchases.

Item 4. Purpose of the Transactions

         Mr. Aitken has acquired the shares of Common Stock and options to purchase Common Stock held by him for investment purposes and as compensation for services rendered to the Company. Depending upon market conditions and other factors that Mr. Aitken may deem material, he may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

         In addition, upon the consummation of the transactions contemplated by the Reorganization Agreement described in Item 6 below (which is incorporated herein by reference), Mr. Aitken and his affiliates will acquire approximately 22,733 shares of Common Stock and approximately 174,400 shares of Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company. Moreover, the shares of Common Stock to be acquired by Mr. Aitken pursuant to the Reorganization Agreement (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock of the Company to be acquired by Mr. Aitken pursuant to the Reorganization Agreement) and the Bonus Shares will be registered for resale pursuant to the Registration Rights Agreements described in Item 6 below, which is incorporated herein by reference. Mr. Aitken may sell the shares of Common Stock he owns pursuant to the resale registration statements that the Company is required to file pursuant to such Registration Rights Agreements.

         Except as set forth in this Item 4 of in Item 6 of this Schedule 13D, Mr. Aitken has no plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company; or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidations involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) As of April 23, 2002, there were 18,460,233 shares of the Company's Common Stock outstanding. The percentages reported in this statement have been rounded to the nearest one-tenth of a percent.

         Mr. Aitken beneficially owns 1,549,258 shares of Common Stock, or 8.0%, of the outstanding shares of Common Stock, through his ownership of 704,258 shares of Common Stock and his options to purchase 845,000 shares of Common Stock, all of which are currently exercisable.

         (b) Mr. Aitken has, or will have upon the exercise of certain stock options, the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (a) above.

         (c) During the last 60 days, Mr. Aitken has effected the following transaction in the shares of Common Stock: on April 22, 2002, Mr. Aitken was granted the Bonus Shares as a bonus as compensation for services rendered to the Company.

         (d) No other person than Mr. Aitken has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Aitken, except that (i) the promissory note which evidences the loan described in Item 6 below will require Mr. Aitken to repay a portion of such loan, in accordance with the formula set forth in the promissory note, if Mr. Aitken sells any of the Bonus Shares, and (ii) the Pledge and Security Agreement described in Item 6 below will require Mr. Aitken to pledge his non-qualified options in the Company, the shares of Common Stock issuable upon the exercise of all stock options held by him and the dividends, if any, he receives in respect of such shares of Common Stock to secure the repayment of the promissory note. Item 6 is incorporated herein by reference.

         (e) It is inapplicable to state the date on which Mr. Aitken ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Except as described below, Mr. Aitken is not a party to any contract, arrangement, understanding or relationship with respect to the securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

         Bonus Share Issuance. On April 22, 2002, the Company issued the Bonus Shares to Timothy M. Aitken as compensation for services rendered to the Company. Such issuance is referred to herein as "Bonus Share Issuance." The Bonus Share Issuance to Mr. Aitken was unanimously approved by the board of directors of the Company (with Mr. Aitken abstaining because of his interest in the transaction) at a meeting held on April 19, 2002, subject to final approval by the independent directors of the Company at a separate meeting. The Bonus Share

Issuance was approved by the independent directors of the Company at a meeting of the independent directors held on April 21, 2002.

         Tax Agreement. In connection with the Bonus Share Issuance, on April 22, 2002, the Company and Transworld Healthcare (UK) Limited, a subsidiary of the Company ("TWUK"), entered into a Tax Bonus, Tax Loan and Tax Indemnification Agreement (the "Tax Agreement") with Mr. Aitken. The purpose of the Tax Agreement is to provide Mr. Aitken with substantially all of the cash (through a cash bonus and a loan from the Company) necessary for him to pay the federal, New York State and New York City income taxes that he is expected to incur as a result of the Bonus Share Issuance and to provide him with the tax indemnity described below. The Tax Agreement was approved by the board of directors of the Company on April 19, 2002 (with Mr. Aitken abstaining because of his interest in the transaction), subject to final approval by the independent directors of the Company at a separate meeting. The Tax Agreement was approved by the independent directors at a separate meeting on April 21, 2002.

         Pursuant to the Tax Agreement, the Company is required to make a cash payment to Mr. Aitken in the amount of $1,401,263 and to loan Mr. Aitken the amount of $550,000. It is anticipated that the cash payment and the loan will be made to Mr. Aitken on or about April 30, 2002.

         Pursuant to the Tax Agreement, TWUK will be obligated to indemnify Mr. Aitken for federal, New York State and New York City taxable income in excess of an agreed-upon amount which may arise from the Bonus Share Issuance. However, TWUK's indemnity obligation to Mr. Aitken is capped at $622,371. Moreover, of the tax indemnity payments, if any, to Mr. Aitken, an amount equal to 20% of such excess taxable income, but not more than $175,247, will be made in the form of a loan. TWUK's obligation to make indemnity payments, if any are required to be made, is subject to the receipt from certain of TWUK's lenders of their consent to such payment.

         Promissory Note. The loan of $550,000 to Mr. Aitken that the Company is required to make by the Tax Agreement will be evidenced by a promissory note executed by Mr. Aitken . The promissory note will be payable on the fifth anniversary of the date that the loan that it evidences is made; however, in the event that Mr. Aitken sells any of the Bonus Shares, the promissory note will require him to prepay a portion of the loan in accordance with a formula set forth in the promissory note. The promissory note will bear interest at a rate of 4.65% per annum.

         Pledge and Security Agreement. Pursuant to a Pledge and Security Agreement entered into by the Company and Mr. Aitken, the payments under Mr. Aitken's promissory note will be secured by a pledge by him of all of his non-qualified stock options of the Company, the shares of Common Stock issuable upon the exercise of any of Mr. Aitken's stock options (whether qualified or non-qualified) and the dividends, if any, received in respect of such shares of the Company's Common Stock. In addition, in the event of a failure to pay the promissory note when due, the Company and TWUK will have the right to apply after-tax amounts owed to Mr. Aitken under his employment agreement with the Company or TWUK (or any consulting, severance, non-competition or similar agreement with the Company or TWUK) to the repayment of the promissory note.

         Registration Rights Agreement. Pursuant to a Registration Rights Agreement, dated April 30, 2002, among the Company, Mr. Aitken and Ms. Eames, the President and Chief Operating Officer of the Company, the Company has agreed to register the resale under the Securities Act of 1933, as amended, of the Bonus Shares issued to Mr. Aitken and 487,099 shares of Common Stock issued to Ms. Eames on April 22, 2002 as a bonus as compensation for services rendered to the Company.

         Pursuant to the Registration Rights Agreement, the Company has granted Mr. Aitken and Ms. Eames the right to demand the registration of such shares up to three times, provided that, if the Company is able to use a short form registration statement on Form S-3, then Mr. Aitken and Ms. Eames shall be able to demand as many registrations as they desire. The Company has also granted Mr. Aitken and Ms. Eames customary piggyback registration rights. The Company has agreed to pay all expenses in effecting the registration of the shares, other than underwriting discounts and commissions. The Registration Rights Agreement contains customary indemnification provisions.

         Pursuant to the Reorganization Agreement (as defined below), at the consummation of the Reorganization Agreement, the Registration Rights Agreement will be terminated. However, Mr. Aitken and Ms. Eames will be entitled to register the shares described above pursuant to a Registration Rights Agreement to be entered into upon the consummation of the Reorganization, which Registration Rights Agreement is described below.

         Reorganization Agreement. The board of directors of the Company has approved a series of transactions that will result in a reorganization of the Company and two of its subsidiaries (the "Reorganization"), TWUK and Allied Healthcare Group Limited ("Allied Healthcare (UK)"). Under the Master Reorganization Agreement (the "Reorganization Agreement"), dated April 24, 2002,
(i) holders of ordinary shares of TWUK will exchange their ordinary shares for shares of Common Stock of the Company, (ii) holders of redeemable shares of TWUK (other than Mr. Aitken and Ms. Eames) will exchange their redeemable shares for shares of Common Stock of the Company, (iii) holders of mezzanine warrants of TWUK will exchange their mezzanine warrants for shares of Common Stock of the Company, (iv) holders of equity warrants of TWUK ("Equity Warrants") will exchange their equity warrants for shares of Series A Preferred Stock of the Company, and (v) persons who are owed interest by Allied Healthcare (UK) in respect of the senior subordinated promissory notes of Allied Healthcare (UK) (the "Notes") held by them will receive shares of Common Stock of the Company in lieu of the payment of such interest. (Such interest has been paid to date by the issuance of additional Notes.) The Reorganization is subject to the satisfaction of various conditions, including shareholder approval.

         Mr. Aitken beneficially owns 4,130,000 redeemable shares of TWUK. However, Mr. Aitken has agreed, in an Irrevocable Undertaking dated April 22, 2002, not to exercise the redeemable shares to purchase ordinary shares of TWUK. It is a condition to the consummation of the Reorganization that TWUK purchase all of Mr. Aitken's redeemable shares for nominal value.

         In addition, Mr. Aitken owns Equity Warrants to purchase 500,000 ordinary shares of TWUK (250,000 of which are held by Aitken English Company, an affiliate of Mr. Aitken) and he will be owed (assuming that the Reorganization is consummated on June 17, 2002) (pound)65,176 of accrued interest on (pound)250,000 principle amount of Notes held by him and Aitken English Company will be owed (assuming that the Reorganization is consummated on June 17, 2002) (pound)65,176 of accrued interest on the (pound)250,000 principle amount of Notes held by it.

         Pursuant to the Reorganization Agreement, Mr. Aitken and Aitken English Company are entitled to receive the following shares of Common Stock and Series A Preferred Stock of the Company upon the consummation of the Reorganization:

         (i) 87,200 shares of Series A Preferred Stock in exchange for the 250,000 Equity Warrants held Mr. Aitken and 87,200 shares of Series A Preferred Stock in exchange for the 250,000 Equity Warrants held by Aitken English Company (an aggregate of 174,400 shares of Series A Preferred Stock); and

         (ii) 11,367 shares of Common Stock in satisfaction of(pound)65,176 of accrued interest owed to Mr. Aitken (assuming that the Reorganization is consummated on June 17, 2002) and 11,366 shares of Common Stock in satisfaction of the(pound)65,176 of accrued interest owed to Aitken English Company (assuming that the Reorganization is consummated on June 17, 2002), or an aggregate of 22,733 shares of Common Stock.

         The Reorganization Agreement provides that, after the Reorganization is consummated, the board of directors of the Company shall consist of the following eight individuals: Mr. Aitken, Sarah L. Eames, G. Richard Green, David. J. MacFarlane, John W. Matthews, Frederick S. Moseley IV, Jeffrey S. Peris and Scott A. Shay. The holders of the Series A Preferred Stock to be issued in the Reorganization will be entitled to elect one director. Persons who are expected to receive a majority of the Series A Preferred Stock in the Reorganization have indicated that they intend to elect Frederick S. Moseley IV to the board of directors. The other seven individuals are expected to be elected to the board of directors of the Company by the holders of the Common Stock at the Company's upcoming annual meeting of shareholders. At such annual meeting, the shareholders of the Company will also be asked to approve the Reorganization Agreement and the Reorganization.

         Registration Rights Agreement. Upon the consummation of the Reorganization, the Company is required by the Reorganization Agreement to enter into a Registration Rights Agreement with all of the persons who receive shares of the Company in the Reorganization. Pursuant to this Registration Rights Agreement, the Company will be required to file registration statements covering the resale of the shares of Common Stock issued in the Reorganization (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), as well as certain other shares of stock then outstanding, including the Bonus Shares issued to Mr. Aitken.


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Item 7. Material to be Filed as Exhibits

1. Tax Bonus, Tax Loan and Tax Indemnification Agreement, dated as of April 22, 2002, by and among Transworld Healthcare (UK) Limited, Transworld Healthcare, Inc. and Timothy M. Aitken (incorporated by reference to Exhibit 10.21 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

2. Form of Promissory Note to be executed by Timothy M. Aitken in favor of Transworld Healthcare, Inc. (incorporated by reference to Exhibit 10.23 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

3. Form of Pledge and Security Agreement to be entered into by Timothy M. Aitken and Transworld Healthcare, Inc. (incorporated by reference to
         Exhibit 10.24 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

4. Registration Rights Agreement, dated as of April 22, 2002, among Transworld Healthcare, Inc., Timothy M. Aitken and Sarah L. Eames (incorporated by reference to Exhibit 10.25 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

5. Irrevocable Undertaking, dated April 22, 2002, of Timothy M. Aitken relating to the redeemable shares of TWUK (incorporated by reference to Exhibit 10.26 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

6. Master Reorganization Agreement, dated as of April 24, 2002, by and among Transworld Healthcare, Inc., Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated by reference to Exhibit 10.17 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

7. Form of Registration Rights Agreement to be entered into by the Company and the persons named therein (incorporated by reference to Exhibit
         10.19 to Transworld Healthcare, Inc.'s Registration Statement on Form S-4 (Reg. St. No. 333-87304), filed with the Securities and Exchange Commission on May 1, 2002).

                                  Page 9 of 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Tim Aitken
                                                  ---------------------------
                                                  Timothy M. Aitken



Date:  May 1, 2002

























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